Exhibit 99.6

INSTRUCTIONS BOOKLET FOR NABRIVA THERAPEUTICS AG ADS SUBSCRIPTION FORM

FOR ADS RIGHTS TO PURCHASE ADSs OF NABRIVA THERAPEUTICS AG

Nabriva Therapeutics AG (the “Company”) is offering (the “Rights Offering”) to (i) holders of its common shares (the “common shares”), rights to subscribe for new common shares (the “common share rights”), and (ii) holders of American Depositary Shares representing its common shares (“ADSs”), rights to subscribe for new ADSs (the “ADS rights”). The Rights Offering is being made pursuant to the Company’s effective shelf registration statement on Form F-3 on file with the U.S. Securities and Exchange Commission (the “SEC”), including the base prospectus, dated November 9, 2016, included therein and a prospectus supplement, dated November 29, 2016, thereto (collectively, the “Prospectus”).  The Prospectus is available by contacting the information agent, Georgeson LLC, at the address below or by visiting the Company’s website for the Rights Offering at http://info.nabriva.com/RightsOffering/Documents.html.  The Prospectus is also available by visiting the EDGAR system of the SEC at its website at www.sec.gov/edgar.shtml.

The terms of the ADS rights and the common share rights are fully described in the Prospectus. The Company has made arrangements with The Bank of New York Mellon, as ADS rights agent, to make available the ADS rights to holders of ADSs at 5:00 p.m. (New York City time) on November 29, 2016 (the “ADS record date”) upon the terms set forth in the Prospectus. The CUSIP No. for the Company’s ADSs is 62957M 104, and the ADSs are listed on the NASDAQ Global Market under the symbol “NBRV”. Your prompt attention is requested, as the ADS subscription period expires at 5:00 p.m. (New York City time) on December 12, 2016 (the “ADS rights expiration date”).

Questions regarding the issuance of the ADS rights and the offer to subscribe for new ADSs should be directed to the information agent, Georgeson LLC, phone number (866) 278-8941 (U.S. toll free) and email: Nabriva@georgeson.com.

Your ADS subscription form contains sections related to the choices available to you regarding the ADS rights. The following instructions are intended solely to assist you in completing your ADS subscription form. None of the terms hereof are intended to contradict or supersede the terms of the Prospectus. In the event of any inconsistency between the terms of the Prospectus and the terms hereof, the terms of the Prospectus will govern. Any terms used but not defined herein will have the meaning given to such terms in the Prospectus.

If you have special instructions for the ADS rights agent, which cannot be included in the ADS subscription form, you should send a letter setting forth such instructions to the ADS rights agent with your ADS subscription form. In all cases you should include your daytime telephone number in the space provided in the ADS subscription form (in case the ADS rights agent needs to contact you for further information).

Exercise of ADS Rights

You will receive 0.276 ADS rights for every ADS you hold on the ADS record date. One ADS right will entitle you to subscribe for one new ADS at the U.S. dollar equivalent of €4.014 per ADS, which is estimated at $4.25 per ADS based on a euro-to-U.S. dollar exchange rate of €1.00 to $1.0588. Fractional ADS rights will not be issued, and ADS right entitlements will be reduced to the next smaller whole number of ADS rights. To validly subscribe for new ADSs, you will need to pay to the ADS rights agent $4.68 for each new ADS you wish to subscribe for, which represents 110% of the estimated ADS subscription price to account for currency conversion expenses, an ADS issuance fee of the depositary of $0.05 per new ADS and potential fluctuations in the exchange rate between the euro and the U.S. dollar. On or about December 13, 2016, the ADS rights agent will determine the actual U.S. dollar ADS subscription price by converting the euro subscription price into U.S. dollars at an exchange rate assigned by it on that date. If the actual U.S. dollar ADS subscription price (plus the ADS issuance fee and the currency conversion expense) is less than the estimated ADS subscription payment, the ADS rights agent will refund such excess amount to the subscribing ADS holder without interest. However, if the amount of the estimated ADS subscription payment you paid to the ADS rights agent is, for any reason, including due to currency exchange rate fluctuations, insufficient to pay the subscription price in euro plus currency conversion expenses and ADS issuance fees for all of the ADSs you are subscribing for, the ADS rights agent will require you to pay the deficiency as a condition to receiving your new ADSs, or will instruct the depositary to subscribe on your behalf for only the number of whole ADSs that can be subscribed for with the amount you have paid and the ADS rights agent will refund to you as soon as practicable the excess amount without interest. The exercise of your ADS rights is irrevocable and may not be cancelled or modified.

If you wish to exercise your ADS rights, you should:

1.                          complete and sign the enclosed ADS subscription form, indicating in the appropriate place the number of new ADSs you wish to subscribe;

2.                          obtain a U.S. dollar certified or official bank check made payable to the order of “The Bank of New York Mellon” for the full ADS subscription payment for all new ADSs you are subscribing for upon the exercise of your ADS rights; and

3.                          deliver the completed and original signed ADS subscription form and proper payment for the full ADS subscription payment for the total number of new ADSs subscribed for pursuant to the exercise of ADS rights, to the ADS rights agent at one of the addresses set forth below under the heading “Contact and Mailing Information” to be received prior to the expiration of the ADS subscription period at 5:00 p.m. (New York City time) on December 12, 2016.

All documents and the full amount of the ADS subscription payment must be received by the ADS rights agent before the ADS rights expiration date at one of the addresses set forth below under the heading “Contact and Mailing Information”. Any exercise of ADS rights is effective only when received by the ADS rights agent. Your exercise of ADS rights is irrevocable and may not be cancelled or modified. Deposits in the mail will not constitute delivery to the ADS rights agent.

You may elect the method for delivery of the completed ADS subscription form and payment to the ADS rights agent of the ADS subscription payment, and you will bear any risk associated therewith. If you send ADS subscription form or payments by mail, you should use registered mail, properly insured, with return receipt requested, and allow sufficient time to ensure delivery to the ADS rights agent before the ADS rights expiration date. In order to ensure timely delivery to the ADS rights agent, you may wish to consider the use of an overnight courier.

If you exercise less than all of the ADS rights granted to you by so indicating on your ADS subscription form, your unexercised ADS rights will become void and will have no further value.

If you do not indicate the number of new ADSs to be subscribed for on the ADS subscription form, or if you indicate a number of new ADSs that does not agree with the amount of proper payment you delivered, you will be deemed to have subscribed for the maximum number of whole ADSs that may be subscribed for by the ADS subscription payment you delivered.

Because the depositary will not be able to subscribe for any fraction of a common share and each ADS represents one tenth (1/10) of one common share, the Company will instruct the ADS rights agent to reduce the number of new ADSs for which an ADS holder is permitted to subscribe pursuant to ADS rights to the extent necessary so that the depositary will not subscribe, in the aggregate, for any fraction of a common share.

No Sale of ADS Rights

The ADS rights are not assignable or transferable.

No Exchange of ADS Rights for Common Share Rights

ADS rights may not be surrendered for delivery of common share rights, and common share rights may not be deposited for delivery of ADS rights.

Exercise through DTC

ADS rights received through DTC can only be exercised through the applicable function of the DTC system. Payment for new ADSs subscribed for must be received by the ADS rights agent via DTC prior to the ADS rights expiration date. Any exercise of ADS rights is irrevocable and may not be cancelled or modified.

Unexercised ADS Rights

If ADS rights are not exercised prior to the ADS rights expiration date, such ADS rights will become void and will have no further value. Accordingly, you will not receive any value or proceeds with respect to unexercised ADS rights.

Signature Requirements

The signature(s) on any ADS subscription form must correspond with the name(s) of the registered holder(s) exactly as it appears on the register of ADS holders without any alteration or change whatsoever. In the case of joint registered holders, each person must sign the ADS subscription form in accordance with the foregoing. If you sign the ADS subscription form in your capacity as a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other fiduciary or representative, you must indicate the capacity in which you are signing when you sign and, if requested by the ADS rights agent in its sole and absolute discretion, you must present to the ADS rights agent satisfactory evidence of your authority to sign in that capacity. The original signed ADS subscription form must be delivered to the ADS rights agent.

In all cases your daytime telephone number should be included in the space indicated on your ADS subscription form so that, if necessary, the ADS rights agent may call you for further instructions.

Tax Consequences

See the description set forth in the Prospectus under the heading “Taxation” for information concerning tax consequences pertaining to the above transactions.

Method of Delivery

THE METHOD OF DELIVERY OF THE ADS SUBSCRIPTION FORM AND PROPER PAYMENT FOR ANY NEW ADSs THAT YOU SUBSCRIBE FOR TO THE ADS RIGHTS AGENT WILL BE AT YOUR ELECTION AND RISK. IF SENDING BY MAIL, YOU ARE URGED TO SEND THE ADS SUBSCRIPTION FORM AND PAYMENTS BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND ARE URGED TO ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY TO THE ADS RIGHTS AGENT BY 5:00 P.M. (NEW YORK CITY TIME) ON DECEMBER 12, 2016. DEPOSIT IN THE MAIL WILL NOT CONSTITUTE DELIVERY TO THE ADS RIGHTS AGENT. YOU MAY WANT TO MAKE USE OF AN OVERNIGHT COURIER TO ENSURE TIMELY DELIVERY TO THE ADS RIGHTS AGENT.

Irregularities

All questions concerning the timeliness, validity, form and eligibility of any exercise of ADS rights will be determined by the Company and the ADS rights agent, whose determinations will be final and binding. The Company, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any ADS right. ADS subscription forms will not be deemed to have been received or accepted until all defects or irregularities have been waived or cured within such time as the Company determines, in its sole discretion. Neither the Company nor the ADS rights agent will be under any duty to give notification of any defect or irregularity in connection with the submission of ADS subscription forms or incur any liability for failure to give such notification.

Contact and Mailing Information

Any questions you may have should be addressed as promptly as possible to your bank, broker or other advisor or to Georgeson LLC, the information agent as set forth in “Description of the Offering — The Information Agent” in the Prospectus.

The address of the ADS rights agent is as follows:

By registered, certified or express mail:	By overnight courier:

The Bank of New York Mellon Voluntary Corporate Actions – Suite V P.O. Box 43031 Providence, Rhode Island 02940-3031 United States of America	The Bank of New York Mellon Voluntary Corporate Actions – Suite V 250 Royall Street Canton, Massachusetts 02021 United States of America

DELIVERY OF THE ADS SUBSCRIPTION FORM OR ANY OTHER DOCUMENT OR PAYMENT TO AN ADDRESS OTHER THAN ONE OF THE ADDRESSES SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.